

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2018

<u>Via E-mail</u>
Karan A. Chanana
Chief Executive Officer
Amira Nature Foods Ltd
29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

      Re: **Amira Nature Foods Ltd**
               Form 20-F for the Fiscal Year Ended March 31, 2017
               Filed July 31, 2017
               File No. 1-35681

Dear Mr. Chanana:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. In the Distributor Network section of your website, you append a map that appears to identify Sudan as one of the countries where you sell your products. Sudan is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. export controls. You do not provide disclosure about Sudan in your Form 20-F. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through distributors, customers or other direct or indirect arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance